Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES ANNOUNCES EUROPEAN PATENT ALLOWANCE SECURED FOR ITS COLLAGEN-BASED FORMULATIONS USABLE AS SOFT TISSUE FILLERS AND IMPLANTS

- Further protection granted in key territory applying to the significant and growing aesthetic and reconstructive markets -

REHOVOT, Israel, June 4, 2025 - CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived, rhCollagen for tissue regeneration and medical aesthetics, today announced  that the European Patent and Trademark Office has allowed a patent application related to CollPlant’s injectable fillers and regenerative breast implant candidates, being developed for the aesthetic and reconstructive procedures markets, respectively.

This newly allowed patent application pertains to CollPlant’s injectable soft tissue fillers as well as its organ manufacturing technology related to its regenerative breast implant pipeline currently under development. The European Patent Application is directed, among other things, to a 3D biocompatible and degradable soft tissue implant composed of a bioprinted scaffold and an injectable filler within it, each based on its recombinant human collagen (rhCollagen).

Yehiel Tal, CollPlant’s Chief Executive Officer, commented, “This patent, effective until 2041, represents an integral part of the Company’s strategy to expand the uses for its novel, rhCollagen technology into new, high-value markets. The market for injectable soft-tissue fillers is significant and growing, currently estimated to be over $6 billion, and the addressable market for breast implants, either for cosmetic or reconstructive surgery, is also significant, estimated at over $3 billion, so we are very keen on preparing and maintaining market leadership in these areas. We have been steadily building our protection around our proprietary technology – from composition to use and application - and this clearly strengthens the competitiveness of our programs. Europe is one of CollPlant’s strategic target markets, and we see the strengthening of our intellectual property in this territory as a significant achievement.”

About CollPlant’s Photocurable Dermal Filler

CollPlant is developing an rhCollagen-based photocurable regenerative dermal and soft filler comprised of rhCollagen and other substances which is intended to provide several revolutionary effects: lifting, sculpturing ability, retention to the host tissue, and tissue regeneration.

The photocurable regenerative filler is intended for injection in a semiliquid phase and hardened in-situ post injection by light illumination through the skin. Utilization of photocuring technology is expected to ease the injection process, particularly in subcutaneous and supraperiosteal applications.

As the product degrades, a newly formed tissue is expected to regenerate and take its place. The soft tissue fillers market is estimated at $6.3 billion annually with a 10% growth rate.

About CollPlant’s Regenerative Breast Implants

CollPlant is developing next-generation regenerative breast implants composed of its proprietary plant-derived rhCollagen) and other biocompatible biomaterials. These implants are designed to regenerate natural breast tissue without triggering an immune response, potentially offering a transformative alternative for both aesthetic and reconstructive procedures, including postmastectomy reconstruction for cancer patients. The addressable breast implant market is over $3 billion annually.

The unmet need for safer, regenerative solutions is indisputable; in the U.S. alone, hundreds of thousands of individuals experience complications from current breast implants—including autoimmune reactions and, in rare cases, breast implant-associated anaplastic large cell lymphoma (BIA-ALCL).

CollPlant’s regenerative approach represents a bold step toward a potentially safer, more natural, and durable alternative.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods, and including its ability to conclude a non-dilutive financing transaction; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:
Eran Rotem
Deputy CEO & CFO
+ 972-73-2325600
Eran@collplant.com

Investors:
LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com